CTRL GROUP LIMITED
Unit F, 12/F
Kaiser Estate
Phase 1
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

December 30, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attn:	Aamira Chaudhry
Lyn Shenk
Brian Fetterolf
Mara Ranson

Re:	CTRL Group Limited Registration Statement on Form F-1 File No. 333-277979 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CTRL Group Limited (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 2:00 p.m. Eastern Time on December 31, 2024, or as soon thereafter as practicable. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

The Company hereby acknowledges that:

(a)	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)	The Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Eric Mendelson of The Crone Law Group, P.C., at (917) 538-1775. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to The Crone Law Group, P.C., attention: Eric Mendelson, via email at emendelson@cronelawgroup.com.

Very Truly yours,

CTRL GROUP LIMITED

By:	/s/ Lau Chi Fung
Name:	Lau Chi Fung
Title:	Chief Executive Officer